UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. _)*
MedAvail Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
58406B103
(CUSIP Number)
Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 17, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
12,029,652 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
12,029,652 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,029,652 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.6% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1)  On November 17, 2020, MedAvail Holdings, Inc. (f/k/a MYOS RENS Technology Inc.) (the “Issuer”) completed a business combination pursuant to an Agreement and Plan of Merger and Reorganization, dated as of June 30, 2020 (the “Merger Agreement”), by and among the Issuer, MedAvail, Inc. (“MedAvail”) and Matrix Merger Sub, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, the Issuer issued shares of the Issuer’s common stock, $0.001 par value per share (the “Common Stock”), to MedAvail’s stockholders, including the Redmile Funds (as defined in footnote (2) below), at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the effective time of the Merger (the “Effective Time”). The source of funds for the MedAvail common stock and securities held by the Redmile Funds prior to the Merger was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of the following: (i) 1,612,875 shares of Common Stock and warrants to purchase 69,090 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 463,838 shares of Common Stock and warrants to purchase 11,301 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,803,559 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 1,935,010 shares of Common Stock and warrants to purchase 53,081 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 1,187,939 shares of Common Stock and warrants to purchase 61,628 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 270,384 shares of Common Stock and a warrant to purchase 27,037 shares of Common Stock held by RAF, L.P., (viii) 2,205,723 shares of Common Stock held by RedCo I, L.P., and (ix) 649,621 shares of Common Stock held by P. Redmile Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (i) 31,668,945 shares of Common Stock outstanding as of November 18, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) on November 18, 2020 (the “Form 8-K”), plus (ii) 304,926 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
12,029,652 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
12,029,652 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,029,652 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.6% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) On November 17, 2020, the Issuer completed a business combination pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of Common Stock to MedAvail’s stockholders, including the Redmile Funds, at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the Effective Time. The source of funds for the MedAvail common stock and securities held by the Redmile Funds prior to the Merger was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of the following: (i) 1,612,875 shares of Common Stock and warrants to purchase 69,090 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 463,838 shares of Common Stock and warrants to purchase 11,301 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,803,559 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 1,935,010 shares of Common Stock and warrants to purchase 53,081 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 1,187,939 shares of Common Stock and warrants to purchase 61,628 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 270,384 shares of Common Stock and a warrant to purchase 27,037 shares of Common Stock held by RAF, L.P., (viii) 2,205,723 shares of Common Stock held by RedCo I, L.P., and (ix) 649,621 shares of Common Stock held by P. Redmile Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (i) 31,668,945 shares of Common Stock outstanding as of November 18, 2020, as disclosed in the Form 8-K, plus (ii) 304,926 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,681,965 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,681,965 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,681,965 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) On November 17, 2020, the Issuer completed a business combination pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of Common Stock to MedAvail’s stockholders, including the Reporting Person, at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the Effective Time. The source of funds for the MedAvail common stock and securities held by the Reporting Person prior to the Merger was working capital of the Reporting Person.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 1,612,875 shares of Common Stock and warrants to purchase 69,090 shares of Common Stock held by the Reporting Person.

(3) Percent of class calculated based on: (i) 31,668,945 shares of Common Stock outstanding as of November 18, 2020, as disclosed in the Form 8-K, plus (ii) 69,090 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Capital Offshore II Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,803,559
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,803,559

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,803,559
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) On November 17, 2020, the Issuer completed a business combination pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of Common Stock to MedAvail’s stockholders, including the Reporting Person, at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the Effective Time. The source of funds for the MedAvail common stock and securities held by the Reporting Person prior to the Merger was working capital of the Reporting Person.

(2) Percent of class calculated based on: 31,668,945 shares of Common Stock outstanding as of November 18, 2020, as disclosed in the Form 8-K.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Strategic Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,988,091 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,988,091 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,988,091 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) On November 17, 2020, the Issuer completed a business combination pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of Common Stock to MedAvail’s stockholders, including the Reporting Person, at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the Effective Time. The source of funds for the MedAvail common stock and securities held by the Reporting Person prior to the Merger was working capital of the Reporting Person.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 1,935,010 shares of Common Stock and warrants to purchase 53,081 shares of Common Stock held by the Reporting Person.

(3) Percent of class calculated based on: (i) 31,668,945 shares of Common Stock outstanding as of November 18, 2020, as disclosed in the Form 8-K, plus (ii) 53,081 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
Redmile Private Investments I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
1,678,566 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
1,678,566 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,678,566 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) On November 17, 2020, the Issuer completed a business combination pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of Common Stock to MedAvail’s stockholders, including the Reporting Person, at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the Effective Time. The source of funds for the MedAvail common stock and securities held by the Reporting Person prior to the Merger was working capital of the Reporting Person.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by the Reporting Person.

(3) Percent of class calculated based on: (i) 31,668,945 shares of Common Stock outstanding as of November 18, 2020, as disclosed in the Form 8-K, plus (ii) 82,789 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Person that are currently exercisable.

CUSIP No.: 58406B103

1.	NAME OF REPORTING PERSON
RedCo I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,205,723
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,205,723

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,205,723
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) On November 17, 2020, the Issuer completed a business combination pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of Common Stock to MedAvail’s stockholders, including the Reporting Person, at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the Effective Time. The source of funds for the MedAvail common stock and securities held by the Reporting Person prior to the Merger was working capital of the Reporting Person.

(2) Percent of class calculated based on 31,668,945 shares of Common Stock outstanding as of November 18, 2020, as disclosed in the Form 8-K.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.001 par value per share (“Common Stock”), of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6665 Millcreek Dr. Unit 1, Mississauga ON Canada, L5N 5M4.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, Redmile Capital Fund, L.P., a Delaware limited partnership, Redmile Capital Offshore II Master Fund, Ltd., a Cayman Islands company, Redmile Strategic Master Fund, LP, a Cayman Islands exempt limited partnership, Redmile Private Investments I, L.P., a Delaware limited partnership, and RedCo I, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile Group, LLC is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment funds and separately managed accounts, including Redmile Capital Fund, L.P., Redmile Capital Offshore Master Fund, Ltd., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments II, L.P., Redmile Private Investments I Affiliates, L.P., RAF, L.P. RedCo I, L.P. and P. Redmile Ltd. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Jeremy C. Green is a citizen of the United Kingdom.

Redmile Capital Fund, L.P.

Redmile Capital Fund, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Capital Fund, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Capital Fund, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

Redmile Capital Offshore II Master Fund, Ltd.

Redmile Capital Offshore II Master Fund, Ltd. is a Cayman Islands company whose principal business is to operate as a private investment fund. The business address of Redmile Capital Offshore II Master Fund, Ltd. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Capital Offshore II Master Fund, Ltd. Information relating to Redmile and the managing member of Redmile is set forth above.

Redmile Strategic Master Fund, LP

Redmile Strategic Master Fund, LP is a Cayman Islands exempted limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Strategic Master Fund, LP is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Strategic Master Fund, LP. Information relating to Redmile and the managing member of Redmile is set forth above.

Redmile Private Investments I, L.P.

Redmile Private Investments I, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of Redmile Private Investments I, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for Redmile Private Investments I, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

RedCo I, L.P.

RedCo I, L.P. is a Delaware limited partnership whose principal business is to operate as a private investment fund. The business address of RedCo I, L.P. is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Redmile serves as investment manager/adviser for RedCo I, L.P. Information relating to Redmile and the managing member of Redmile is set forth above.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (ix) of Item 5(a) below.

The shares of Common Stock and warrants to purchase shares of Common Stock held by certain of the Redmile Funds (as defined in Item 5(a) below) were issued in connection with the merger of the Issuer’s wholly owned subsidiary, Matrix Merger Sub, Inc. (“Merger Sub”) with and into MedAvail, Inc., a privately held Delaware corporation (“MedAvail”), pursuant to which MedAvail was the surviving corporation and became a wholly owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, the Issuer issued shares of the Issuer’s Common Stock to MedAvail’s stockholders, including the Redmile Funds, at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the effective time of the Merger (the “Effective Time”). In addition, all of MedAvail’s warrants outstanding as of the Effective Time were assumed by the Issuer. The source of funds for the MedAvail common stock and warrants held by the Redmile Funds prior to the Merger was the working capital of the Redmile Funds.

On May 26, 2020, MedAvail sold in a private placement an aggregate of $7.8 million of convertible promissory notes with an interest rate of 10.0% per annum (each, a “2020 Note” and collectively, the “2020 Notes”), which granted the holders of the 2020 Notes the right to convert those 2020 Notes into shares of MedAvail common stock. Certain of the Redmile Funds purchased 2020 Notes with an aggregate principal amount of $4,912,744.43. On October 6, 2020, certain of the Redmile Funds purchased additional 2020 Notes with an aggregate principal amount of $1,000,000. The source of funds for the purchases of the 2020 Notes was the working capital of such Redmile Funds.

On November 12, 2020, MedAvail sold shares of its common stock for an aggregate purchase price of approximately $83.9 million (the “November Offering”). In connection with the November Offering, the holders of the 2020 Notes, including certain of the Redmile Funds, received an aggregate of 718,947 shares of MedAvail’s common stock for the cancellation of approximately $6,161,413.34 in indebtedness of 2020 Notes. In addition, certain of the Redmile Funds purchased 1,750,291 shares of MedAvail common stock in the November Offering for a total cash purchase price of $14,999,993.87 (before giving effect to the exchange of such MedAvail shares into shares of the Issuer’s Common Stock pursuant to the Merger). The source of funds for the purchase of MedAvail common stock in the November Offering was the working capital of such Redmile Funds and the cancellation of the 2020 Notes held by the Redmile Funds.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

On November 17, 2020, the Board of Directors appointed Gerard van Hamel Platerink and Rob Faulkner, each managing directors of Redmile, to serve as directors of the Board of Directors. At the effective time of the Merger, which was completed on November 17, 2020, Mr. van Hamel Platerink was appointed a Class I director to serve until the Issuer’s annual meeting of stockholders to be held in 2021 or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal, and Mr. Faulkner was appointed a Class III director to serve until the Issuer’s annual meeting of stockholders to be held in 2023 or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. van Hamel Platerink’s and Mr. Faulkner’s appointments to the Board of Directors, on November 18, 2020, Mr. van Hamel Platerink and Mr. Faulkner each entered into an indemnification agreement with the Issuer in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

Prior to the Merger, the Issuer did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on the Board of Directors or committees of the Board of Directors. The Board of Directors has not approved a director compensation program to date, but the Issuer has indicated that it anticipates that its director compensation program will include both equity and cash components. Mr. van Hamel Platerink and Mr. Faulkner may be entitled to cash and/or equity compensation pursuant to any such program. Mr. van Hamel Platerink and Mr. Faulkner may also be entitled to cash and/or equity compensation in connection with their service on the Board of Directors or committees of the Board of Directors without the Issuer adopting a formal policy or program regarding such compensation.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. van Hamel Platerink or Mr. Faulkner in connection with their service on the Board of Directors will be held by each director as a nominee on behalf, and for the sole benefit, of Redmile and Mr. van Hamel Platerink and Mr. Faulkner will each assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. van Hamel Platerink and Mr. Faulkner each disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that either Mr. van Hamel Platerink or Mr. Faulkner is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that either Mr. van Hamel Platerink or Mr. Faulkner receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 1,612,875 shares of Common Stock and warrants to purchase 69,090 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 463,838 shares of Common Stock and warrants to purchase 11,301 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,803,559 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 1,935,010 shares of Common Stock and warrants to purchase 53,081 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 1,595,777 shares of Common Stock and warrants to purchase 82,789 shares of Common Stock held by Redmile Private Investments I, L.P., (vi) 1,187,939 shares of Common Stock and warrants to purchase 61,628 shares of Common Stock held by Redmile Private Investments I Affiliates, L.P., (vii) 270,384 shares of Common Stock and a warrant to purchase 27,037 shares of Common Stock held by RAF, L.P., (viii) 2,205,723 shares of Common Stock held by RedCo I, L.P., and (ix) 649,621 shares of Common Stock held by P. Redmile Ltd. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class calculated based on: (a) 31,668,945 shares of Common Stock outstanding as of November 18, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) on November 18, 2020 (the “Form 8-K”), plus (b) 304,926 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 12,029,652

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 12,029,652

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 12,029,652

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 12,029,652

Redmile Capital Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 1,681,965

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 1,681,965

Redmile Capital Offshore II Master Fund, Ltd.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 1,803,559

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 1,803,559

Redmile Strategic Master Fund, LP:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 1,988,091

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 1,988,091

Redmile Private Investments I, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 1,678,566

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 1,678,566

RedCo I, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,205,723

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,205,723

(c) On November 17, 2020, the Issuer completed a business combination pursuant to an Agreement and Plan of Merger and Reorganization, dated as of June 30, 2020 (the “Merger Agreement”), by and among the Issuer, MedAvail and Merger Sub, Inc. Pursuant to the Merger Agreement, Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of the Issuer’s Common Stock to MedAvail’s stockholders, including the Redmile Funds, at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the Effective Time. In addition, all of MedAvail’s warrants outstanding as of the Effective Time were assumed by the Issuer, including MedAvail warrants for 241,975 shares of common stock of MedAvail (the “Warrants”) held by the Redmile Funds, which now represent the right to purchase up to 304,926 shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Merger with MedAvail

On November 17, 2020, the Issuer completed a business combination pursuant to the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub merged with and into MedAvail, with MedAvail surviving as a wholly-owned subsidiary of the Issuer. In connection with the Merger, the Issuer issued shares of the Issuer’s Common Stock to MedAvail’s stockholders, including the Redmile Funds, at an exchange ratio of approximately 1.26 shares of Common Stock in exchange for each share of MedAvail common stock held by the MedAvail stockholders as of the Effective Time.

Warrants to Purchase Shares of Common Stock

In connection with certain financings of MedAvail, Redmile Capital Fund, LP, Redmile Capital Offshore Master Fund, Ltd., Redmile Strategic Master Fund, LP, Redmile Private Investments I, L.P., Redmile Private Investments I Affiliates, L.P. and RAF, L.P. each purchased warrants to purchase an aggregate of up to 241,975 shares of common stock of MedAvail. In connection with the Merger, the Issuer assumed all of MedAvail’s outstanding warrants, including the Warrants. The Warrants now represent the right to purchase up to 304,926 shares of Common Stock. Warrants to purchase 73,253 shares of Common Stock are exercisable at $2.09 CAD per share and expire on March 4, 2029. Warrants to purchase 87,058 shares of Common Stock are exercisable at $2.09 CAD per share and expire on July 23, 2029. Warrants to purchase 54,524 shares of Common Stock are exercisable at $1.57 USD per share and expire on December 19, 2029. Warrants to purchase 74,855 shares of Common Stock are exercisable at $1.57 USD per share and expire on May 26, 2030. Warrants to purchase 15,236 shares of Common Stock are exercisable at $1.57 USD per share and expire on October 6, 2030.

If any of the Redmile Funds does not exercise any of its Warrants prior to the respective expiration dates of such Warrant, then such Warrant shall automatically (without any act on the part of each of the Redmile Funds) be exercised pursuant to the net issue exercise provision of such Warrant immediately prior to the expiration of such Warrant to the extent such net issue exercise would result in the issuance of shares of Common Stock, unless a Redmile Fund has provided written notice to the Issuer that such Redmile Fund desires that the Warrant expire unexercised.

The foregoing summary of the Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Warrant, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Amended and Restated Investors’ Rights Agreement

On October 9, 2020, MedAvail entered into an Amended and Restated Investors’ Rights Agreement with certain of its stockholders, including certain of the Redmile Funds (the “Investors’ Rights Agreement”). On November 18, 2020, the Issuer executed and delivered a joinder to the Investors’ Rights Agreement. Pursuant to the Investors’ Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC to register for resale shares of Common Stock held by the former MedAvail stockholders (the “Registrable Securities”) in certain situations, as provided below.

Affiliate Resale Registration Statement. The Issuer agreed to prepare and file one or more registration statements for resale of the Registrable Securities not registered on an existing and effective registration statement within 75 days of the closing of the Merger. The Issuer also agreed to use commercially reasonable efforts to have such registration statements become effective as soon as possible after the filing thereof and within 180 days of the closing of the Merger.

Form S-3 Registration Rights. After the closing of the Merger and after Issuer has qualified for the use of a registration statement on Form S-3, the holders of not less than 20% of the then outstanding Registrable Securities will have the right to request registration of the Registrable Securities on Form S-3. The Issuer will not be required to prepare such a registration statement on Form S-3: (a) if the Issuer furnishes a certificate stating that in the good faith judgment of the Board of Directors, and supported by outside legal counsel opinion, it would be seriously detrimental to the Issuer and its stockholders for such Form S-3 to be effected at such time, in which event the Issuer shall have the right to defer the filing of the Form S-3 no more than once during any 12-month period for a period of not more than 90 days after receipt of the request of the holders; (b) unless the Registrable Securities subject to such request have an anticipated aggregate offering price to the public of at least $5,000,000 CAD (or its equivalent in another currency); (c) if at least two registrations pursuant to this Form S-3 registration right have occurred in any consecutive 12-month period; or (d) if Form S-3 is not available for such offering.

The foregoing summary of the Investors’ Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Appointment of Gerard van Hamel Platerink and Rob Faulkner to the Board of Directors

On November 17, 2020, the Board of Directors appointed Gerard van Hamel Platerink and Rob Faulkner, each managing directors of Redmile, to serve as directors of the Board of Directors. At the effective time of the Merger, which was completed on November 17, 2020, Mr. van Hamel Platerink was appointed a Class I director to serve until the Issuer’s annual meeting of stockholders to be held in 2021 or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal, and Mr. Faulkner was appointed a Class III director to serve until the Issuer’s annual meeting of stockholders to be held in 2023 or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. In connection with Mr. van Hamel Platerink’s and Mr. Faulkner’s appointments to the Board of Directors, on November 18, 2020, Mr. van Hamel Platerink and Mr. Faulkner each entered into an indemnification agreement with the Issuer in the same form as the Issuer’s standard form of indemnification agreement with its other directors.

Prior to the Merger, the Issuer did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on the Board of Directors or committees of the Board of Directors. The Board of Directors has not approved a director compensation program to date, but the Issuer has indicated that it anticipates that its director compensation program will include both equity and cash components. Mr. van Hamel Platerink and Mr. Faulkner may be entitled to cash and/or equity compensation pursuant to any such program. Mr. van Hamel Platerink and Mr. Faulkner may also be entitled to cash and/or equity compensation in connection with their service on the Board of Directors or committees of the Board of Directors without the Issuer adopting a formal policy or program regarding such compensation.

Pursuant to the policies of Redmile, any stock options or other equity awards granted to Mr. van Hamel Platerink or Mr. Faulkner in connection with their service on the Board of Directors will be held by each director as a nominee on behalf, and for the sole benefit, of Redmile and Mr. van Hamel Platerink and Mr. Faulkner will each assign all economic, pecuniary and voting rights in respect of any such equity awards to Redmile. Mr. van Hamel Platerink and Mr. Faulkner each disclaims beneficial ownership of such securities, and the filing of this Schedule 13D shall not be deemed an admission that either Mr. van Hamel Platerink or Mr. Faulkner is the beneficial owner of such securities for any purpose. The Reporting Persons disclaim beneficial ownership of all such securities except to the extent of their pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Pursuant to the policies of Redmile, all cash compensation that either Mr. van Hamel Platerink or Mr. Faulkner receives in connection with his service on the Board of Directors will be paid by the Issuer directly to Redmile.

Redmile Group, LLC is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of November 27, 2020, by and among Redmile Group, LLC, Jeremy C. Green, Redmile Capital Fund, L.P., Redmile Capital Offshore II Master Fund, Ltd., Redmile Strategic Master Fund, L.P., Redmile Private Investments I, L.P. and RedCo I, L.P.

Exhibit 99.2	Form of Common Stock Purchase Warrant issued by MedAvail, Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2020).

Exhibit 99.3	Amended and Restated Investors’ Rights Agreement by and among the Issuer, MedAvail, Inc. and certain stockholders, dated October 9, 2020 (incorporated by reference to Exhibit 4.9 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-4 filed on October 9, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2020	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: November 27, 2020	/s/ Jeremy C. Green
JEREMY C. Green

Dated: November 27, 2020	redmile Capital Fund, l.p.

by: redmile group, llc, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: November 27, 2020	Redmile capital offshore II master fund, Ltd.

By: Redmile Group, LLC, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: November 27, 2020	Redmile Strategic Master FUnd, LP

By: Redmile Group, LLC, its Investment Manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: November 27, 2020	Redmile Private Investments I, L.P.

By: Redmile Private Investments I (GP), LLC, its general partner

By: Redmile Group, LLC, its Managing Member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: November 27, 2020	RedCo I, L.P.

By: Redco I (GP), LLC, its general partner

by: redmile group, LLC, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member